UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number
001-12073
EQUITY INNS, INC.
(Exact name of registrant as specified in its charter)
7700 Wolf River Boulevard
Memphis, Tennessee 38138
Telephone: (901) 754-7774
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
8.75% Series B Cumulative Preferred Stock, par value $0.01 per share
8.00% Series C Cumulative Preferred Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share:	None
8.75% Series B Cumulative Preferred Stock, par value $0.01 per share:	None*
8.00% Series C Cumulative Preferred Stock, par value $0.01 per share:	None*
* Note: In connection with the merger of Equity Inns, Inc. with and into Grace Acquisition I, Inc., effective as of October 25, 2007, each share of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share, and each share of 8.00% Series C Cumulative Preferred Stock, par value $0.01 per share (collectively, the “Old Preferred Stock”), of Equity Inns, Inc. was converted into the right to receive one share of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share (“New Series B Preferred Stock”), and one share of 8.00% Series C Cumulative Preferred Stock, par value $0.01 per share (“New Series C Preferred Stock” and, together with the New Series B Preferred Stock, the “New Preferred Stock”), respectively, of Grace Acquisition I, Inc. On October 26, 2007, the New York Stock Exchange, Inc. (the “NYSE”) filed a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 with the Securities and Exchange Commission delisting the Old Preferred Stock from listing on the NYSE and deregistering the Old Preferred Stock from registration under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). The amounts specified above relate to the Old Preferred Stock. The New Preferred Stock is not listed on any national securities exchange or interdealer quotation service or registered under the Exchange Act. As of November 5, 2007, there were 66 holders of record of New Series B Preferred Stock and 36 holders of record of New Series C Preferred Stock.
Pursuant to the requirements of the Securities Exchange Act of 1934, Equity Inns, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 6, 2007	EQUITY INNS, INC.
	By:	/s/ Alexandra Ortved
		Name:	Alexandra Ortved
		Title:	Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.